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                                                                    EXHIBIT 17.1


                          [MONROE & COMPANY LETTERHEAD]
                                October 6, 1999


VIA FACSIMILE AND
FIRST-CLASS MAIL

CONFIDENTIAL


Nancy K. Jagielski, Esq.
General Counsel
Marketing Specialists Corporation
17855 Dallas Parkway
Suite #200
Dallas, TX 75287

Dear Ms. Jagielski:

         I wish to acknowledge receipt of your letter dated October 5, 1999. Please be advised that in response to the requests contained in your letter: (i) I am canceling the trip to Europe that was to begin on Friday, October 8, 1999; and (ii) I will take no further action of any kind for or on behalf of Marketing Specialists Corporation (the "Company"), including the incurring of any expenses, until authorized or directed by Ronald D. Pedersen or Gerald R. Leonard to do so. The cancellation of the trip and my forbearance from taking further action are, of course, without prejudice to the rights of Monroe & Company, LLC under its August 18, 1999 Advisory Agreement with the Company.

         The directions and requests contained in your letter clearly demonstrate that the designees of Richmont Capital Partners dominate and control the Board of Directors of the Company. That letter -- and the misstatements and misrepresentations of the Company's agents made in opposing the legitimate interests of Monroe & Company, LLC -- also demonstrate that the Board has adopted a program of abrogating and sacrificing the rights of Monroe & Company LLC for the benefit of Richmont. I am, for these reasons, compelled to resign as a Director of the Company, effective immediately, I request that my resignation be disclosed pursuant to Item 6 of Form 8-K.


                                                  Very truly yours,


                                                  /s/ JAMES L. MONROE

                                                  James L. Monroe


cc:  Board of Directors
     Mr. Sidney D. Rogers, Jr.
     Paul Bork, Esq.